

August 13, 2013

<u>Via E-mail</u>
Leslie Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lake, FL 33016

> **Re: BankUnited, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Response Dated August 2, 2013**
> **File No. 001-35039**

Dear Ms. Lunak:

We have reviewed your response to our July 23, 2013 letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year End December 31, 2012</u>

<u>Note 5. Loans and Allowance for Loan and Lease Losses, page F-39</u>

1. Please refer to your response to comment 1 of our July 23, 2013 letter and address the following:

- We note the reference to ASC 310-30-35-15 in your June 21, 2013 response and your reference to an annualized level yield assumption in your August 2, 2013 response. Please clarify for us how you have interpreted the guidance in ASC 310-30-35-15 when removing loans from pools, including at what amounts the loans are removed from the pools (i.e., relative carrying value, actual carrying value or a calculated carrying) and how the yield does not change after a loan is removed from the pool. Please respond to

Leslie Lunak
BankUnited, Inc.
August 13, 2013
Page 2

this comment using the same representative examples (i.e. pools with a zero balance and pools without a zero balance) that are in your August 2, 2013 response.

- Noting that the loss share agreements with the FDIC provide reimbursement for loans sold under them and that the amounts of those covered sales are set forth in them, please tell us what consideration you gave to classifying the loans as held for sale upon acquisition given the scope requirements of ASC 310-30-15-2b.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant